

02018764

AB 3/7/02

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vb 3/22/02

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED MAR 0 1 2002

PROCESSING 354 SECTION WASH

| SEC FILE NUMBER |
| --- |
| 8- 52697 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                        MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_565 Fifth Avenue_
(No. and Street)

_New York_                          _New York_                          _10017_
(City)                              (State)                             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_Eric Howell_                          _646-822-1402_
                                       (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

_757 Third Avenue_          _New York_          _New York_          _10017_
(Address)                   (City)              (State)            Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

P

**MAR 2 6 2002**

**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __Eric Howell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Signature Securities Group Corporation_____, as of

_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Jenny Tam
Notary Public
State of NY
County of NY
No. 31-5029041
Expires: June 13, 2002

_____
Notary Public

_Eric Howell_____
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (a wholly owned subsidiary of Hapoalim U.S.A. Holding Company, Inc.), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 18, 2002



KPMG LLP KPMG LLP a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

# SIGNATURE SECURITIES GROUP CORPORATION
## (A Wholly Owned Subsidiary of Hapoalim U.S.A. Holding Company, Inc.)

### Statement of Financial Condition

### December 31, 2001

#### Assets

| | | |
|---|---|---|
| Cash (including $92,335 with affiliate) | $ | 142,335 |
| Investments owned, at market value | | 5,499,171 |
| Premises and equipment, net | | 93,723 |
| Due from affiliate | | 329,145 |
| Receivable from broker-dealers | | 23,991 |
| Other assets | | 218,944 |
| Total assets | $ | 6,307,309 |

#### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses payable | $ | 205,655 |
| Due to affiliate | | 244,987 |
| Total liabilities | | 450,642 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares | | 60 |
| Additional paid-in capital | | 9,783,099 |
| Accumulated deficit | | (3,926,492) |
| Total stockholder's equity | | 5,856,667 |
| Total liabilities and stockholder's equity | $ | 6,307,309 |

See accompanying notes to financial statements.